EXHIBIT 99.1

Westport Fuel Systems Announces Next Generation HPDI Development Contract with OEM Partner

Program Applies HPDI to an Updated Base Engine Platform

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated November 9, 2020 to its final short form base shelf prospectus for the Province of Quebec and its amended and restated final short form base shelf prospectus for each of the Provinces of Canada except Quebec, each dated October 27, 2020.

VANCOUVER, British Columbia, Nov. 16, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced a follow-on contract for new product development work with its current European-based original equipment manufacturer (“OEM”) partner to apply Westport HPDI 2.0™ to an updated base engine platform. The program will incorporate new features for the resulting HPDI 2.0 fuel system as well as certification to meet Euro VI Step E emission regulations that take effect in 2024.

For competitive reasons, product details and the value of the development program have been withheld.

"We see strong growth in the European heavy-duty LNG truck market driven by a number of factors, including increased product availability, an expanding LNG fueling network, purchase incentives and compelling ongoing operating cost savings,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “HPDI 2.0 enables long-haul trucks to fully meet a fleet’s performance demands for payload, performance, and durability compared to state-of-the-art diesel vehicles and outperforms spark-ignited LNG trucks in real world operations. This new development program confirms that HPDI offers a viable compliance pathway for OEMs to achieve the 2025 heavy-duty CO2 emission reduction requirements and reflects our customer’s satisfaction with the progress we have made growing market share with cleaner, gaseous-fueled transportation solutions.”

Demanding long-haul operations driving more than 100,000 annual kilometres represent almost 90% of CO2 emissions from the on-road freight sector. With the increasing availability and use of biomethane, the path to achieving net-zero carbon for long-haul trucking is available now.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding growth in the European heavy-duty LNG truck market and the factors responsible for such growth. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com